SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: October 21, 2011
Commission File No. 001-33811
NAVIOS MARITIME PARTNERS L.P.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

SIGNATURES
EXHIBIT INDEX
EX-10.1
EX-10.2
EX-99.1

     On October 21, 2011, Navios Maritime Partners L.P. (“Navios Partners”) entered into Amendment No.1 to the Administrative Services Agreement (the “Administrative Services Amendment”) with Navios Shipmanagement Inc. (the “Manager”), subsidiary of Navios Maritime Holdings Inc. The Administrative Services Amendment extends the duration of the existing Administrative Services Agreement between Navios Partners and the Manager, pursuant to the same terms, until December 31, 2017. The Administrative Services Amendment is attached as Exhibit 10.1 to this Report and is incorporated herein by reference.
     In addition, on October 21, 2011, Navios Partners entered into Amendment No. 2 to the Management Agreement (the “Management Agreement Amendment”) with the Manager. The Management Agreement Amendment extends the duration of the existing Management Agreement, as amended, between Navios Partners and the Manager, until December 31, 2017 and fixes the rate for ship management services of Navios Partners’ owned fleet through December 31, 2013. The new management fees are: (a) $4,650 daily rate per Ultra-Handymax vessel; (b) $4,550 daily rate per Panamax vessel; and (c) $5,650 daily rate per Capesize vessel. The Management Agreement Amendment is attached as Exhibit 10.2 to this Report and is incorporated herein by reference.
     On October 24, 2011, Navios Partners issued a press release announcing its financial results for the third quarter and nine months ended September 30, 2011. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.
     The information contained in this Report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-170284.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: October 24, 2011

EXHIBIT INDEX

Exhibit No.	Exhibit

10.1	Amendment No. 1 to the Administrative Services Agreement, dated as of October 21, 2011

10.2	Amendment No. 2 to the Management Agreement, dated as of October 21, 2011

99.1	Press Release dated October 24, 2011